HGP SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

HGP Securities, LLC (the Company) was formed April 9, 2008 and is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) since September 22, 2009. The Company provides capital raising services and merger and acquisition advisory services to companies in the health-care industry.

Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes gross revenues from capital raising services and merger and acquisition advisory services when the earnings process is substantially complete in accordance with the contract for the services provided.

Cash- Cash consists of cash on deposit at a major financial institution. From time to time the account balance may be in excess of amounts insured by the Federal Deposit Insurance Corporation. Management does not believe the Company is exposed to any significant credit risk.

Accounts receivable – Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Deferred Revenues – Deferred revenues arising from retainers are recognized as revenues when considered earned.

Property and Equipment – Property and equipment is stated at cost and is depreciated using the straight-line method over the remaining estimated useful lives of three or four years. Depreciation and amortization expense was $2,118 for 2015. The following is a summary of property and equipment at December 31, 2015:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net
Computer equipment	$ 4,328	$ (2,320)	$ 2,008
Web-site development	3,885	(3,422)	463
Total	$ 8,213	$ (5,742)	$ 2,471

NOTE 1- DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising – Advertising costs are expensed when incurred. Advertising expense aggregated $25,816 in 2015.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company due from affiliate of $141 is for shared bookkeeping services.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement is $5,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2015 the Company had net capital of $63,993 which was $58,993 in excess of its required net capital of $5,000. The Company's net capital ratio was .33 to 1.0 as of December 31, 2015.

NOTE 4 – CUSTOMER CONCENTRATIONS

During 2015 the Company had three customers that accounted for 47% of revenues.

The Company provides merger and acquisition advisory services to companies in the health-care industry; these are designed to be non-recurring deals. Further, the Company has relied upon several referral sources. Management does not believe the Company is exposed to significant risk from concentrations in customers or referral sources.

NOTE 5 -INCOME TAXES

The financial statements do not include a provision for federal income taxes since the members recognize their proportionate share of the Company's income or loss on their individual tax returns. However, the Company remains liable for any applicable state taxes. The Company's tax returns for the latest three years remain open for examination by federal and state taxing authorities.

NOTE 6 –LEASE COMMITMENTS

In July 2012, the Company assumed the operating lease of a related party for office space with an unrelated third party that expired September 2014. The Company exercised a two year renewal option. In addition to base rents, the Company is also responsible for certain utility costs.

In 2015, the Company entered into a two year operating lease which currently calls for base monthly rental payments of $2,000, increased annually by 5%. In addition to base rents, the Company is also responsible for certain utility costs. The lease is set to expire December 2017.

The following is a schedule by years of required future required minimum lease payments:

Year	Required minimun lease payments
2016	62,907
2017	25,200
Total	$ 88,107

NOTE 7 – SUBSEQUENT EVENTS

All material events from December 31, 2015 through the date these financial statements were issued, which is the date of the Auditors' report, have been either disclosed or adjusted in the financial statements.